August 22, 2012
By Email
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Jennifer Thompson
Accounting Branch Chief

Re:    El Paso Pipeline Partners, L.P.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-33825

El Paso Pipeline Partners, L.P.
Form 10-Q for the Quarter Ended June 30, 2012
Filed July 18, 2012
File No. 001-33825

Colorado Interstate Gas Company, L.L.C.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-04874

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2012, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comment and request for additional information exactly as set forth in the August 8 comment letter. The response is set forth immediately below the text of the applicable comment or request.

El Paso Pipeline Partners, L.P.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 57

1. Basis of Presentation and Significant Accounting Policies, page 57

Organization, page 57

1.
We note your response to comment 1 from our letter dated July 17, 2012. This response appears to identify the CODM and management approach of Kinder Morgan, Inc. as opposed to El Paso Pipeline Partners, LP. Please explain to us who represents the CODM of El Paso Pipeline Partners, LP, the information and reports regularly provided to the CODM and the information used by the CODM to allocate resources and assess performance within El Paso Pipeline Partners, LP.

Response: The Office of the Chairman (consisting of Richard Kinder, the Chairman and Chief Executive Officer, Park Shaper, the President and Steve Kean, the Executive Vice President Chief Operating Officer) (OTC) is the CODM for El Paso Pipeline Partners, LP (EPB). The OTC is also the CODM for Kinder Morgan, Inc. (KMI) and Kinder Morgan Energy Partners, L.P. (KMP). Thus, the CODM is the same for each of our three publicly traded entities, KMI, KMP and EPB (collectively referred to hereafter as Kinder Morgan). As reported in our letter to you dated July 17, 2012, EPB's natural gas pipeline operations are just part of, and managed on a combined basis with, Kinder Morgan's broader Natural Gas Pipelines segment. The Natural Gas Pipelines segment is made up of assets and operations that, although managed together, span multiple legal and reporting entities. All operations within the Natural Gas Pipelines segment report to Tom Martin, President Natural Gas Pipelines, who serves as our segment manager and reports to the OTC. Accordingly, we are now collectively managed within the Natural Gas Pipelines segment and do not have a CODM exclusively dedicated to us.

As a consequence, the OTC does not "allocate resources" within EPB but rather across the entire Kinder Morgan Natural Gas Pipelines segment. Our natural gas pipelines are subject to the same resource allocation and performance criteria as the other operations comprising the Natural Gas Pipelines segment. For example, the OTC has established a common “return threshold” target for Natural Gas Pipeline segment projects. In determining where to allocate resources within our Natural Gas Pipelines segment, the OTC generally bases investment decisions without regard to whether the investment opportunity resides in EPB, KMP or KMI.

However, the OTC does assess performance of EPB as a stand-alone entity. On a weekly basis, the OTC reviews consolidated and summarized information for EPB (as well as KMI and KMP) in order to understand performance versus the company's published guidance and any need to provide updated guidance to our investors. For EPB, the OTC is primarily focused on its distributable cash flow (DCF) and the expected distribution per unit. After the OTC's review of the consolidated results for each of the three publicly traded companies, each of the five Kinder Morgan segment managers (corresponding to each of the five Kinder Morgan segments) reviews its segment with the OTC with a primary focus on EBDA. To facilitate the discussion and analysis of each of Kinder Morgan's segments, information is available on an asset by asset basis.

As a result of owning FERC regulated pipelines and EPB being a publicly traded company, we have multiple financial statement filing requirements. For example, each of our interstate natural gas pipelines files quarterly and annual financial statements with the FERC and some of these pipelines with public debt, or joint venture partners, also issue periodic financial statements. Although discrete financial data is one of the characteristics of an operating segment, consistent with what we previously represented to you, we do not believe that the existence of discrete financial information in and of itself makes the individual pipelines operating segments. Pursuant to the guidelines in ASC 280-10-05-3, we believe that the management approach is a more important determinant/characteristic. Specifically, and as discussed above, our CODM manages us within Kinder Morgan's Natural Gas Pipelines segment, and not based on the individual legal or reporting entities in which specific assets reside.

Form 10-Q for the Quarter Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 17

2.
We note your use of the non-GAAP measure earnings before depreciation and amortization (EBDA), which excludes, among other items, general and administrative expenses. It appears that general and administrative expenses are normal, recurring operating cash expenditures of the company. Please explain to us why management excludes G&A expenses from this measure and why exclusion of these costs provides useful information to investors. Also disclose the nature of the items included within this adjustment.

Response: EBDA is used as a key performance measure to assess operating performance and internally manage our business. EBDA generally includes only those costs that are directly controllable by the segment manager (e.g. direct labor costs, operations and maintenance expenses). We specifically exclude from EBDA any G&A costs controlled by individuals other than the segment manager. For example, we exclude employee benefit costs from EBDA as the level of such costs is subject to policies set by the OTC versus the segment manager. In addition to benefit costs, G&A also includes other costs which are the responsibility of the OTC such as property and general liability insurance premiums and corporate level department costs (e.g. OTC, CFO, legal, information technology and procurement). We believe it is appropriate for the EBDA performance measure to only include those costs for which a segment manager is held accountable and that it is appropriate for us to provide investors the same level of information we use to internally assess operating performance. Furthermore, we consider the non-GAAP measure DCF, which includes G&A costs, to be our most important measure of overall company performance and will state that in the introduction to MD&A in our future filings.

In addition, we will also provide additional disclosure in the corresponding footnote for these excluded costs in Management's Discussion and Analysis of Financial Condition and Results of Operations as follows:

“Certain General and administrative expenses have been excluded from EBDA such as employee benefits, legal, information technology and other costs that are not controllable by segment management and, thus, are not included in the measure of performance for which they are accountable.”

Distributable Cash Flow, page 19

3.
We note your presentation of a non-GAAP financial measure called distributable cash flow (DCF) that you identify as a performance measure and reconcile to net income. In previous filings, however, you reconciled DCF to both net income and cash flow from operations. We also note your statements that DCF provides important information regarding your cash distribution capability. Please tell us why you appear to no longer believe this measure is a liquidity measure.

Response: Effective with the merger of El Paso Corporation and KMI, we changed our DCF calculation to conform to the related measure used by Kinder Morgan to assess performance. Kinder Morgan management does not view DCF as a liquidity measure. Because we distribute all of our available cash to investors, our primary objective is to grow cash distributions over time. Therefore, we believe the primary measure of company performance used by us, investors and industry analysts covering master limited partnerships is our cash generation performance. Subsequent to the merger, management elected to use measures other than DCF to measure our liquidity (e.g. cash on hand, available capacity under our revolver).

Form 8-K filed July 18, 2012

4.
We note your presentation of Earnings before DD&A and certain items and EBITDA on the Preliminary Abbreviated Consolidated Balance Sheet as of June 30, 2012 and December 31, 2011. Please clarify the periods for which these measures are presented. Please also provide reconciliations to comparable measure calculated in accordance with GAAP.

Response: The amounts presented, as indicated in footnote (2) to EBITDA on the Preliminary Abbreviated Consolidated Balance Sheet, are for the last twelve months. For example, for the column labeled “June 30, 2012”, the last twelve months would be July 1, 2011 through June 30, 2012 and for the column labeled, “December 31, 2011”, the last twelve months would be calendar year 2011. We will add a phrase to note (2) so that it reads “EBITDA is for the twelve month period ending on the date set forth at the top of each respective column immediately above.” The calculation of EBITDA is shown at the bottom of the Preliminary Abbreviated Consolidated Balance Sheet. The two line items that are used in that calculation, Earnings before DD&A and G&A for the six months ended June 30, 2012 and June 30, 2011 are pulled from the prior page entitled, “Preliminary Reconciliation of Distributable Cash Flow to Net Income” on which Earnings before DD&A is reconciled to Net Income. Accordingly, the information presented on the previous page can be used to reconcile EBITDA to Net Income for such periods. The reconciliations for the other periods which comprise the twelve month period will be available by the end of 2012. As we have communicated to you in prior correspondence, some of our performance measures changed as a result of the acquisition of our general partner by KMI and thus we do not have all prior periods' earnings releases in the current “Kinder Morgan” format. Therefore, in the future, an investor would simply add together the Earnings before DD&A in successive 8-Ks, each of will have been reconciled to net income, to calculate the twelve month number.

El Paso Pipeline Partners, L.P. acknowledges, with respect to its respective above-referenced filings, that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

/s/ Kimberly A. Dang

Kimberly A. Dang
Vice President and Chief Financial Officer

cc:    Martha Carnes
Douglas Parker
PricewaterhouseCoopers LLP

Michael Osborne
Ernst & Young LLP